UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

July 11, 2019

(Date of Report (Date of earliest event reported))

AHP Servicing LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	32-0536439 (IRS Employer Identification Number)
440 S. LaSalle Street Suite 110 Chicago, Illinois (Address of principal executive offices)	60605 (Zip Code)

(866) 247-8326
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

DeAnn O’Donovan, a member of the Company’s board of directors and the President of the Company, resigned from both positions effective on July 11, 2019.

Jorge P. Newbery has been appointed President and CEO.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 15, 2019.

AHP SERVICING, LLC

	By	/s/ Jorge P. Newbery
Jorge P. Newbery, President

DATED: July 15, 2019

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